UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

____________

COMVERSE TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________

Options to Purchase Shares of Common Stock, $0.10 par value per share

(Title of Class of Securities)

205862402

(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

____________

Andre Dahan

President and Chief Executive Officer

Comverse Technology, Inc.

810 Seventh Avenue

New York, NY 10019

(212) 739-1000

Copy to:

David E. Zeltner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$92,044	$4

* This amount assumes that options to purchase a total of 673,824 shares of common stock of Comverse Technology, Inc. having an aggregate value of $92,044 as of November 14, 2008 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black−Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0−11 under the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

** Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4
Form or Registration No.:	Schedule TO
Filing Party:	Comverse Technology, Inc.
Date Filed:	November 19, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Amendment No. 2 to Schedule TO amends and supplements the Offer to Amend Eligible Options (the “Offer to Amend”), filed by Comverse Technology, Inc., (the “Company”) with the Securities and Exchange Commission (“SEC”) on November 19, 2008, as amended on December 4, 2008, in connection with the Company’s offer to certain optionees the opportunity to amend the exercise price of certain of their options to minimize or avoid the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended. Except as expressly amended and supplemented hereby, all terms of the Offer to Amend and all disclosure in the Schedule TO and Exhibits thereto, filed with SEC on November 19, 2008, as amended on December 4, 2008, remain unchanged.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(K)	Amendment No. 2 to Offer to Amend Eligible Options

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend Eligible Options, dated November 19, 2008
(a)(1)(B)*	Form of Communication to Eligible Optionees
(a)(1)(C)*	Form of Election Form
(a)(1)(D)*	Form of Reminder Regarding Failure to Make an Election
(a)(1)(E)*	Form of Notice of Receipt of Election Form (Pre-Expiration Time)
(a)(1)(F)*	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants)
(a)(1)(G)*	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants)
(a)(1)(H)*	Form of Slide Presentation to Employees
(a)(1)(I)*	Announcement of Offer
(a)(1)(J)*	Amendment No. 1 to Offer to Amend Eligible Options
(a)(1)(K)+	Amendment No. 2 to Offer to Amend Eligible Options
(b)	Not applicable
(c)	Not applicable
(d)(1)*	Comverse Technology, Inc. 1996 Stock Incentive Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on December 5, 1996)
(d)(2)*

Comverse Technology, Inc. 1997 Stock Incentive Compensation Plan

(Incorporated by reference to the Definitive Proxy Materials for the Registrant’s

Annual Meeting of Shareholders held on January 13, 1998)

(d)(3)*

Comverse Technology, Inc. 1999 Stock Incentive Compensation Plan

(Incorporated by reference to the Definitive Proxy Materials for the Registrant’s

Annual Meeting of Shareholders held on October 8, 1999)

(d)(4)*

Comverse Technology, Inc. 2000 Stock Incentive Compensation Plan

(Incorporated by reference to the Definitive Proxy Materials for the Registrant’s

Annual Meeting of Shareholders held on September 15, 2000)

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(d)(5)*	Comverse Technology, Inc. 2001 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on June 15, 2001)
(d)(6)*	Boston Technology, Inc. 1994 Stock Incentive Plan (Incorporated by reference to the Annual Report on Form 10-K of Boston Technology, Inc. for the fiscal year ended January 31, 1994)
(d)(7)*

Boston Technology, Inc. Amended and Restated 1996 Stock Incentive Plan (Incorporated by reference to the Definitive Proxy Materials for the Annual Meeting of Stockholders of Boston Technology, Inc. held on June 25, 1997)

(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable
+ Filed herewith * Previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMVERSE TECHNOLOGY, INC.

By:	/s/ Cynthia Shereda
	Name:	Cynthia Shereda
	Title:	Executive Vice President and General Counsel

Dated: December 9, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend Eligible Options, dated November 19, 2008
(a)(1)(B)*	Form of Communication to Eligible Optionees
(a)(1)(C)*	Form of Election Form
(a)(1)(D)*	Form of Reminder Regarding Failure to Make an Election
(a)(1)(E)*	Form of Notice of Receipt of Election Form (Pre-Expiration Time)
(a)(1)(F)*	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants)
(a)(1)(G)*	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants)
(a)(1)(H)*	Form of Slide Presentation to Employees
(a)(1)(I)*	Announcement of Offer
(a)(1)(J)*	Amendment No. 1 to Offer to Amend Eligible Options
(a)(1)(K)+	Amendment No. 2 to Offer to Amend Eligible Options
(b)	Not applicable
(c)	Not applicable
(d)(1)*	Comverse Technology, Inc. 1996 Stock Incentive Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on December 5, 1996)
(d)(2)*

Comverse Technology, Inc. 1997 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on January 13, 1998)

(d)(3)*

Comverse Technology, Inc. 1999 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on October 8, 1999)

(d)(4)*

Comverse Technology, Inc. 2000 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on September 15, 2000)

(d)(5)*	Comverse Technology, Inc. 2001 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on June 15, 2001)
(d)(6)*	Boston Technology, Inc. 1994 Stock Incentive Plan (Incorporated by reference to the Annual Report on Form 10-K of Boston Technology, Inc. for the fiscal year ended January 31, 1994)
(d)(7)*

Boston Technology, Inc. Amended and Restated 1996 Stock Incentive Plan (Incorporated by reference to the Definitive Proxy Materials for the Annual Meeting of Stockholders of Boston Technology, Inc. held on June 25, 1997)

(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable
+ Filed herewith * Previously filed

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